

Mail Stop 4720

May 25, 2016

Via E-mail
Mr. Flemming Ornskov
Chief Executive Officer
Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24, Republic of Ireland

> **Re:** **Shire plc**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 23, 2016**
> **File No. 000-29630**

Dear Mr. Ornskov:

We have limited our review to only your financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to the comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comments, we may have additional comments.

Notes to Consolidated Financial Statements

3. Business combinations
Acquisition of NPS Pharma, F-23

1. You disclose that the useful life for intellectual property rights for NPS Pharma's currently marketed products, which amounted to $4.6 billion and was primarily attributed to NATPARA/NATPAR and GATTEX/REVESTIVE, is 24 years. However, on page 26, you also disclose that patents associated with these products expire between April 14, 2016 and November 1, 2025. Please tell us the factors considered in determining useful life and your basis for concluding that these assigned lives are reasonable, particularly when the estimated useful life extends so far beyond the patent expiration dates. In addition, explain why your use of a straight line method is appropriate considering your amortization period extends significantly beyond the exclusivity period.

26. Taxation, page F-56

2. In your reconciliation of the statutory tax rate to provision for income taxes on continuing operations, you describe the adjustment for intra-group items as related to inter-company dividends and other intra-territory eliminations. Please explain to us why these items reduce your effective tax rate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants, Frank Wyman at (202) 551-3660 or Christine Torney at (202) 551-3652 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance